The Bad Stuff, Inc.

ANNUAL REPORT

12121 Wilshire Blvd. Suite 600
Los Angeles, CA 90025
(310) 899-2072
www.TheBadStuff.com

This Annual Report is dated April 14, 2026.

BUSINESS

Business Description:

The Bad Stuff, Inc. is a premium tequila company formed in Delaware on September 2, 2020. The company specializes in producing and distributing ultra-premium sipping tequila, crafted in the Highlands of Jalisco, Mexico. Known for its exceptional quality and heritage, The Bad Stuff Tequila is produced from 100% estate-grown Tequilana Weber Blue Agave, which undergoes a meticulous process that has been refined over three generations. The tequila is double-distilled in alembics and aged for a minimum of three years in new French oak barrels, resulting in a complex and distinguished flavor profile that has garnered numerous gold medals in international competitions.

Business Model:

The Bad Stuff, Inc. operates with a streamlined and efficient business model focused on quality and exclusivity. The company is licensed to manufacture and import tequila from Mexico to the United States, with warehouses in California. The company's key distribution partner, MHW, provides compliance support, logistics, and direct commercial shipments to retail vendors across the country, including liquor stores, restaurants, and bars. A substantial percentage of crowdfunding capital is allocated to enhance marketing efforts, focusing on reaching a broader consumer base and establishing The Bad Stuff Tequila as a distinguished brand in the competitive premium tequila market.

Corporate Structure:

The Bad Stuff, Inc. is a Delaware corporation originally formed as a CA LLC in 2015 and converted in 2020. Following a period of restructuring in Q2 2023 due to the illness of its former CEO, Philip Soto, the company was streamlined to focus on financial recovery and growth. Mr. Soto, having recovered, now serves as an independent contractor, consulting on production as needed. The company does not currently have employee obligations and operates with lean overhead, utilizing lent office space provided by the CEO at no charge.

Intellectual Property (IP):

The Bad Stuff, Inc. holds several intellectual properties that contribute to its brand and product distinction. The Company does not have any registered patents but maintains trademarks in the United States and Mexico, The company's meticulous production process passed down over three generations, is a significant proprietary asset. Additionally, the company's Al-driven marketing campaigns, which enhance its brand presence and consumer engagement, may involve proprietary technologies or strategic partnerships that contribute to its competitive advantage.

Litigation Disclosure

We are actively engaged in arbitration related to a single ongoing alleged co-employer wrongful termination case, represented by our insurance legal counsel. Based on our assessment, the claims asserted by the former employee present weak grounds and do not pose a significant litigation risk to the Company. The amount sought in the arbitration is minimal when compared to both the insurance coverage available for this matter and the funds allocated in this raise. It is our position that the complaint lacks merit, and we are exploring all avenues for resolution prior to the launch of the offering. This matter originated in the California Superior Court and subsequently moved to arbitration following a stipulation by the parties, prompted by the threat of a motion to compel arbitration. The arbitration process is currently underway, with the arbitrator recently appointed. However, progress has been slow due to delays by opposing counsel.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $445,545 compared to $212,554 in fiscal year 2023. The significant decrease in 2023 revenue was primarily due to the temporary loss of availability from our CEO and master distiller, Darren Enenstein, who underwent major back surgery and had a slow and challenging recovery. This situation severely impacted the Company's operations, as it limited oversight and guidance to the sales team. The CEO has since resumed providing contract support in 2024 with the plan to find a replacement, full-time CEO upon the closing of a successful funding round.

We are currently waiting for the 2025 tax return and financials and can update at a later time.

Cost of Sales

Cost of Sales for fiscal year 2022 was $318,895 compared to $191,183 in fiscal year 2023. The reduction aligns with the decrease in revenue, again linked to the CEO's limited availability during his recovery in 2023. This setback also led to challenges in maintaining production efficiency. The Tequila market has unexpected hills and valleys with the cost of quality agave.

Gross Margins

Gross margins for fiscal year 2022 were $126,650 compared to $21,371 in fiscal 2023. The decline in gross margins reflects the overall decrease in sales and the disruption caused by the CEO's absence.

Expenses

Expenses for fiscal year 2022 were $838,612 compared to $604,359 in fiscal year 2023. The decrease in expenses can be attributed to a shift in strategy around June 2023, which involved terminating key staff and transitioning from an on-the-ground sales approach to a more digital DTC (direct-to-consumer) model. This pivot aims to optimize resources and better align our sales strategy with current market demands. Future risk management includes the potential for further leadership transitions, given that our CEO is also a full-time attorney. We are actively planning for sustainable growth that can withstand potential changes in leadership. The company seeks an investor CEO.

Historical results and cash flows:

Past cash was primarily generated through word of mouth campaigns and customers visiting liquor stores in person. Our goal is to engage and increase revenue and cash flow through our new digital platform supported by a sales person who can handle follow-ups. We have independent sales through a broker in San Diego and are seeking an independent sales broker in Los Angeles.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $70,000.

Debt

Creditor: Loans
Outstanding balance: $200,000
Interest rate: 10%
Material terms: In and around 2025 the company entered into a loan agreement for $100,000 for 2 years with 10% simple interest plus stock options.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Darren Scott Enenstein

Darren Scott Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board, CEO, Principal Accounting Officer
Dates of Service: April 2015 — Present
Responsibilities: Oversees the Board of Directors and works closely with colleagues to support the company. Interfaces with top investors, guiding the strategic direction of The Bad Stuff, Inc. Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is a practicing attorney and does not currently take a salary for his role.
Other business experience in the past three years:

Employer: Enenstein Pham Glass Gutenplan & Bolling LLP
Title: Partner
Dates of Service: August 2009 — Present
Responsibilities: Law partner with a focus on civil arbitration and business cases, dedicating 25 hours per week to this role.

Name: Susy Enenstein

Susy Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors
Dates of Service: April 2015 — Present
Responsibilities: Supports Darren Enenstein's efforts in promoting The Bad Stuff Inc. and contributes to creative planning for the board of directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: 2406 Paradise Trust (Darren Enenstein owns 100%)
Amount and nature of Beneficial ownership: 6,292,150
Percent of class: 40.49%

RELATED PARTY TRANSACTIONS

Name of Person: Stories and Cronies LLC
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loan
Material Terms: As at December 31, 2023, the Company had outstanding accounts payable in the amount of $12,000 for loans
extended by an officer of the Company. The balance is non-interest bearing and due on demand.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 20,000,000
• Outstanding: 16,129,830
• Voting Rights: One vote per share.
• Material Rights: Warrants & Stock Options

The total amount outstanding includes 992,059 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 362,922 shares to be issued pursuant to stock options issued and authorized.

The total amount outstanding also includes 323,090 shares to be issued pursuant to stock options, reserved but unissued

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our tequila. Delays or cost overruns in the development of our tequila and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential

revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain Vulnerabilities

The Bad Stuff, Inc. relies heavily on its supply chain, particularly the availability of high-quality Tequilana Weber Blue Agave and the aging process in French oak barrels. Any disruption in the supply chain due to natural disasters, labor disputes, or economic instability in Mexico could delay production and affect the quality of the product, leading to potential revenue loss and reputational damage.

Regulatory and Compliance Risks

The alcoholic beverage industry is heavily regulated, with strict requirements for production, labeling, distribution, and sales. Any changes in U.S. or Mexican laws, or failure to comply with existing regulations, could result in fines, production halts, or even the loss of licenses to operate. Additionally, the process of obtaining necessary permits for expansion into new markets could face delays, hindering the company's growth prospects.

Dependence on Marketing and Brand Perception
The success of The Bad Stuff, Inc. heavily relies on its marketing efforts and the perception of its brand as a premium product. Negative publicity, whether due to product quality issues, marketing missteps, or external factors, could tarnish the brand's image and reduce consumer demand. The reliance on AI-driven marketing also introduces the risk of technical failures or ineffective campaigns that could harm the company's outreach and sales.

Limited Operating History
The company, formed in 2020, has a relatively short operating history, which makes it difficult to assess its long-term viability and financial stability. Investors must consider the risks associated with investing in a company with limited historical data and a shorter track record in the market.

The Company is currently in active arbitration.
We are actively engaged in arbitration related to an ongoing wrongful termination case, represented by our insurance legal counsel. Based on our assessment, the claims asserted by the former employee present weak grounds and do not pose a significant litigation risk to the Company. The amount sought in the arbitration is minimal when compared to both the insurance coverage available for this matter and the funds allocated in this raise. It is our position that the complaint lacks merit, and we are exploring all avenues for resolution prior to the launch of the offering. This matter originated in the California Superior Court and subsequently moved to arbitration following a stipulation by the parties, prompted by the threat of a motion to compel arbitration. The arbitration process is currently underway, with the arbitrator recently appointed. However, progress has been slow due to delays by opposing counsel.

The Company's CEO is part-time and does not currently receive a salary for his role.
The Company's CEO, Darren Enenstein, does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney. He is an active partner in a law firm he founded over ten years ago. This is his primary source of income and he does not currently take a salary from The Bad Stuff at this time.

The Company intends to hire a new Chief Executive Officer in the future
The Company's Founder, CEO and master distiller, Darren Enenstein, who has managed the business since its initial inception in 2015 as well as being its principal shareholder through his personal trust. In 2023 Darren experienced medical issues that precluded him from devoting the same amount of time and attention to the business as he had in years prior, resulting in a significant decrease in sales for 2023 and the first half of 2024. Darren has now returned to the Company with the intention of hiring additional support staff and finding a

replacement CEO to lessen the Company's reliance on him. While the Company has a plan to avoid similar events in the future and Darren has made progress towards returning the Company to its prior sales levels, there is a degree of risk in investing in a company that is reliant on one individual for its success.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

The Bad Stuff, Inc.
By /s/ *Darren Enenstein*
Title: CEO

By /s/ *Darren Enenstein*
Name: Darren Enenstein
Title: CEO

By /s/ *Darren Enenstein*
Name: Darren Enenstein
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
The Bad Stuff, Inc
As of December 31, 2025

Distribution account	Total
Assets	
Current Assets	
Cash	$76,585.51
Accounts Receivable	$10,808.00
Other Current Assets	$2,000.00
Current Assets	$89,393.51
Fixed Assets	$2,484,791.50
Other Assets	$110,759.42
Total Assets	**$2,684,944.43**
Liabilities and Equity	
Current Liabilities	-$2,689.00
Long-term Liabilities	$352,099.51
Total Liabilities	**$349,410.51**
Equity - Common Stock	**$238,145.00**
33100 Paid-In Capital or Surplus	5,684,763.96
Opening Balance Equity	25.00
32000 Retained Earnings	-3,039,804.58
Net Income	-487,876.44
Total Equity	**$2,395,252.94**
Total Liabilities and Equity	**$2,744,663.45**

Profit and Loss
The Bad Stuff, Inc
January-December, 2025

Distribution account	Total
Income	
Total for Income	**$41,345.01**
Cost of Goods Sold	
Total for Cost of Goods Sold	**$99,381.36**
Gross Profit	**-$58,036.35**
Expenses	
Total for Expenses	**$73,833.09**
Net Operating Income	**-$131,869.44**
Other Expenses	
Total for Other Expenses	**$356,007.00**
Net Other Income	**-$356,007.00**
Net Income	**-$487,876.44**

Statement of Cash Flows
The Bad Stuff, Inc
January-December, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
20602 Darren Enenstein	
20603 SBA Loan Covid 19	
33000 Common Stock	
Inventory Deposits	
Opening Balance Equity	
Net cash provided by financing activities	
NET CASH INCREASE FOR PERIOD	
Cash at beginning of period	
CASH AT END OF PERIOD	

	Total
	-487,876.44
	$459,878.13
	-$27,998.31
	-32,001.47
	2,000.00
	236,300.00
	-145,810.00
	25.00
	$60,513.53
	$32,515.22
	$44,070.29
	$76,585.51

NOTE 1 – NATURE OF OPERATIONS

The Bad Stuff, Inc. was formed on September 2, 2020 ("Inception") in the State of Delaware. The financial statements of The Bad Stuff, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA. The assets of The Bad Stuff, LLC, were merged into The Delaware corporation.

The Bad Stuff, Inc. is a premium tequila company formed in Delaware on September 2, 2020. The company specializes in producing and distributing ultra-premium sipping tequila, crafted in the Highlands of Jalisco, Mexico. Known for its exceptional quality and heritage, The Bad Stuff Tequila is produced from 100% estate-grown Tequilana Weber Blue Agave, which undergoes a meticulous process that has been refined over three generations. The tequila is double-distilled in alembics and aged for a minimum of three years in new French oak barrels, resulting in a complex and distinguished flavor profile that has garnered numerous gold medals in international competitions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Sales of Tequila to retail stores in California and distributors outside of California when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation

up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Creditor: Loans
Outstanding balance: $200,000
Interest rate: 10%
Material terms: In and around 2025 the company entered into a loan agreement for $200,000 for 2 years with 10% simple interest plus stock options. The first interest payment was made in Q1 2026.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers relating to the company. [Add discussion of any material commitments such as:
- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt]

One shareholder has claimed improper solicitation despite reviewing the Start Engine materials, employing an outside financial advisor in the process, and executing the Start Engine Agreement with caveats therein. Another investor has complained about not being paid dividends or some sort of share of a pay out, though there has been no shareholder dividends or distributions

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2025the company has currently issued 14,982,956 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

[DESCRIBE ANY RELATED PARTY TRANSACTIONS: I.E. ADVANCES/DEBT FROM FOUNDERS OR OFFICERS, SHARES ISSUED TO RELATED PARTIES FOR SERVICES, ETC…NORMAL OPERATING TRANSACTIONS LIKE SALARIES OR HEALTH BENEFITS DO NOT REQUIRE DISCLOSURE]

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2025 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



DARREN S. ENENSTEIN
12121 Wilshire Blvd STE
600, Los Angeles, CA
90025
310-899-2072
dse@thebadstuff.com

March 26, 2026

    I, Darren Enenstein, the CEO of The Bad Stuff, Inc., hereby certify that the financial statements

of The Bad Stuff, Inc. and notes thereto for the periods ending 2024 and 2025 included in this Form C

offering statement are true and complete in all material respects and that the information below reflects

accurately the information reported on our federal income tax returns. The Bad Stuff, Inc. has not yet filed

its federal tax return for 2025, but has filed for 2024.

    IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has

been executed as of the 23rd day of April, 2025.

By:

Darren S. Enenstein

CEO

Chairman of the Board